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                                                    Filed by Genzyme Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                Subject Company: Biomatrix, Inc.

                                                Registration File No.: 333-34972


                                     * * * *

Investors are urged to read the joint proxy statement/prospectus relating to transaction described below because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission and may be obtained free of charge, along with other documents filed by Genzyme and Biomatrix with the commission, both at the commission's Web site (www.sec.gov) and from Genzyme or Biomatrix. Requests to Genzyme may be directed to Sally Curley, or you can access documents on the company's Web site. Requests to Biomatrix should be directed to Anne Marie Fields, or you can access documents on the company's Web site.

                                     * * * *



                                  PRESS RELEASE


GENZYME SURGICAL PRODUCTS REPORTS SECOND-QUARTER FINANCIAL RESULTS

DATE: JULY 20, 2000

CAMBRIDGE, Mass.--Genzyme Surgical Products (Nasdaq: GZSP) announced July 20 that revenues for the second quarter of 2000 were $30.0 million, compared with revenues of $26.7 million for the same quarter in 1999, an increase of 12 percent.

Revenue increases were driven by strong sales across all product lines, particularly instrumentation for beating-heart cardiac surgery and the Sepra-Registered Trademark- line of products. Revenues were affected by the impact of the strong dollar overseas.

The gross margin was 45 percent, up 10 percentage points from the second quarter in 1999, reflecting increased sales volumes, greater sales of higher margin products, and continued improvements in operational efficiencies.

Net loss was $10.4 million, or $.70 per share, down from a net loss of $17.7 million, or $1.19 per share, for the second quarter of 1999.

"We had a solid quarter, with revenue growth across the board, strong sales growth in key product areas, and healthy improvements in our gross margin," said Duke Collier, president of Genzyme Surgical Products. "We have the business moving in a very positive direction, one year after our launch as a separate Genzyme division. The next six months will be an important period for us, as we expect to introduce a


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number of new products, initiate several gene therapy clinical trials, and--most importantly--create Genzyme Biosurgery, which will be one of the largest and most dynamic businesses bringing biotechnology to surgery."

At the close of the second quarter, Genzyme Surgical Products had approximately $96 million in cash and marketable securities.

CARDIOTHORACIC SURGERY

In the second quarter of 2000, revenues from products for cardiothoracic surgery were $19.8 million, up 10 percent compared to revenues of $18.0 million in the second quarter of 1999.

Within the cardiothoracic line, overall sales of minimally invasive devices grew 189 percent this quarter compared to the second quarter of last year, highlighting the rapid market penetration of Genzyme's instrumentation for beating-heart cardiac surgery and minimally invasive vein harvesting.

Genzyme Surgical Products continues to pursue enhancements to these product lines. During the third quarter, it plans to launch the Immobilizer-Registered Trademark- system, its third-generation platform for beating-heart surgery. The Immobilizer, which is designed to be easier to use and set up more quickly than Genzyme's second-generation OPCAB platform, offers surgeons superior stability and a clear operating field, facilitating accurate suturing of delicate coronary vessels. Genzyme also expects to launch its latest generation SaphLITE-Registered Trademark- system for minimally invasive vein harvesting. The new system is designed to be easier to use than previous generations of the product, preserve vein quality, and provide direct visualization for hands-free retraction.

For lung surgery, Genzyme Surgical Products and Focal Inc. are now launching FocalSeal-Registered Trademark-L surgical sealant, which received FDA approval during the second quarter. The product is intended for use in sealing air leaks that occur as a result of lung surgery procedures. Genzyme Surgical Products holds exclusive North American marketing and distribution rights for FocalSeal products for a variety of surgical applications.

GENERAL SURGERY

Revenues from products for general surgery increased 18 percent for the second quarter to $7.4 million, compared with $6.2 million for the same quarter in 1999. Sepra product sales increased 22 percent in the second quarter to $4.3 million, compared with $3.5 million in the same period of 1999.

     In June, Genzyme Surgical Products launched Sepramesh-Registered Trademark-Biosurgical Composite, a prosthetic surgical mesh designed to be sutured in place along the abdominal wall to support and strengthen hernia repairs. The product offers significant advantages over traditional mesh products because it contains a bioresorbable barrier that separates the mesh from underlying organ and tissue surfaces to reduce tissue attachment to the mesh. Sepramesh was also recently approved for use in Europe and Canada.


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OTHER REVENUES

Revenues for the second quarter of 2000 also include $2.8 million from sales of instruments for plastic surgery and products sold to original equipment manufacturers, primarily sutures. These products generated $2.4 million in sales in the second quarter of 1999.

PIPELINE UPDATE

Genzyme Surgical Products continues to enroll patients in a blinded Phase 1 clinical trial of HIF-1, its proprietary gene therapy product designed to promote the growth of new blood vessels around blocked arteries. The product is being evaluated as a treatment for patients with peripheral vascular disease.

Genzyme Surgical Products is also making good progress toward initiating a second Phase 1 clinical trial of HIF-1 to evaluate its use as a treatment for patients with coronary artery disease undergoing bypass surgery who have an area of the heart that is not suitable for surgical revascularization. The IND for this trial has been cleared by the FDA, and patient enrollment is expected to begin following a review of the trial's protocol by the Recombinant DNA Advisory Committee of the National Institutes of Health. This review is expected to occur during the second half of this year. Additional clinical trials of HIF-1 are expected to begin outside the United States within the next few quarters.

GENZYME BIOSURGERY UPDATE

Progress continues toward the planned formation of Genzyme Biosurgery, a new Genzyme Corp. division with its own newly created stock. Genzyme Biosurgery will be formed by combining Genzyme Surgical Products and Genzyme Tissue Repair (Nasdaq: GZTR) and acquiring Biomatrix Inc. (NYSE: BXM)--a pioneering and profitable developer of sophisticated biomaterials--to create one of the leading businesses in the market for biotechnology products that improve or replace conventional surgical procedures.

Upon formation, Genzyme Biosurgery will have a portfolio of innovative, market-leading products; a broad product-development pipeline; a premier manufacturing, marketing, regulatory, and scientific infrastructure; and substantial financial resources.

The transaction has received clearance from the Federal Trade Commission, and the joint proxy statement/prospectus is being reviewed by the Securities and Exchange Commission. Once effective, proxy materials will be mailed to shareholders and Genzyme and Biomatrix will each hold a special shareholder meeting to obtain required approvals. The meetings are expected to occur during the third quarter. Genzyme Surgical Products shareholders will be asked to vote to approve several proposals related to the formation of Genzyme Biosurgery.

"We strongly believe that Genzyme Biosurgery--combining important products and innovative product development capabilities from biotechnology with a strong sales force presence in the operating room--will be a formidable entity," said Duke Collier. "For Genzyme Surgical


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Products shareholders, this transaction will dramatically enhance and expand the biosurgery strategy we defined as our mission one year ago and accelerate its implementation. As we move forward with this process, we continue to reconfirm and broaden our vision of the possibilities and promise offered by this combination of products, technologies, and expertise. We strongly believe that we are in the right place at the right time with the right resources to define and lead a rapidly emerging market. We are firmly committed to completing this transaction, and are working hard to make it happen."

Genzyme Surgical Products develops and markets a portfolio of instruments, devices, biomaterials, and biotherapeutics primarily for the cardiovascular and general surgery markets. It is pioneering the field of biosurgery, which is being created by the increasing convergence of mechanical and biological approaches to surgery and other interventional procedures. A division of the biotechnology company Genzyme Corporation, Genzyme Surgical Products has its own common stock intended to reflect its value and track its economic performance.

This press release contains forward-looking statements, including statements concerning the introduction and success of new products (including the launch of the Immobilizer-Registered Trademark- system for beating-heart surgery, the SaphLITE-Registered Trademark- system for minimally invasive vein harvesting and FocalSeal?-L surgical sealant for lung surgery), the initiation of gene therapy clinical trials (including a clinical trial for HIF-1), the mailing of a joint proxy statement/ prospectus and the holding of a special stockholders meeting in connection with the formation of Genzyme Biosurgery, the completion of the formation of Genzyme Biosurgery, the creation of a new publicly traded stock for Genzyme Biosurgery, the future growth and success of Genzyme Biosurgery, Genzyme Biosurgery's impact on Genzyme Corp.'s involvement in the bio-orthopedic and cardiothoracic markets, expected revenues based on new products and the sufficiency of the cash and other resources of Genzyme Biosurgery. Actual results may differ materially depending on many factors including the accuracy of information about the biosurgery market, the competitive environment for the biosurgery market, market acceptance of Genzyme Surgical Product's products and services, the competitive environment for Genzyme Surgical Product's products, actual results of operations, the enrollment rate for clinical trials, the ability to successfully complete preclinical and clinical development of products, the actual safety and efficacy of products, the timing and content of submissions to and decisions by the FDA and other regulatory authorities, conditions in the financial markets relevant to the proposed creation of Genzyme Biosurgery, the likelihood of regulatory and other approvals of the transaction, the operational integration associated with the formation of Genzyme Biosurgery and other risks generally associated with a transaction of this type. GZSP stock is a class of common stock of Genzyme Corporation, therefore, GZSP shareholders are subject to the risks and uncertainties described in reports filed by Genzyme with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation Exhibit 99.2 to Genzyme's 1999 Annual Report on Form 10-K, as amended.

                                      # # #


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Genzyme Surgical Products' earnings conference call will be broadcast live at
4:45 p.m. EDT July 20 on Genzyme's Web site at http://www.genzyme.com/ir/events.htm. A replay of the call will be available until midnight July 27.

Investors may also listen to a replay of the conference call by dialing 1-800-633-8284 in the United States and 1-858-812-6440 outside the United States from 7:00 p.m. EDT today through midnight EDT on July 27. Please refer to reservation number 15488546.



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GENZYME SURGICAL PRODUCTS

COMBINED STATEMENTS OF OPERATIONS                     THREE MONTHS ENDED         SIX MONTHS ENDED

(AMOUNTS IN THOUSANDS, EXCEPT PER
SHARE AMOUNTS)                                       JUNE 30,                        JUNE 30,
                                               2000           1999             2000           1999

Total revenues                              $ 29,969       $ 26,681         $ 59,051       $ 54,034



Operating costs and expenses:

Cost of products sold                         16,592         17,439           32,631         33,283

Selling, general and administrative           17,042         16,492           33,442         31,779

Research and development                       7,001          8,983           13,972         14,585

Amortization of intangibles                    1,427          1,444            2,853          2,861

Total operating costs and expenses            42,062         44,358           82,898         82,508



Operating loss                               (12,093)       (17,677)         (23,847)       (28,474)



Other income (expenses):

Interest income                                1,708             56            3,390             63

Other                                             20             (3)              48             43

Interest expense                                  (2)           (34)              (1)           (35)

Total other income (expenses)                  1,726             19            3,437             71



Net loss                                    $(10,367)      $(17,658)        $(20,410)      $(28,403)



Per GZSP common share (basic and diluted)   $  (0.70)                       $  (1.37)



Weighted average shares outstanding           14,905                          14,880


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
CONDENSED COMBINED BALANCE SHEETS                    JUNE 30,        DECEMBER 31,

(IN THOUSANDS)                                         2000             1999


Cash and all marketable securities                     $  95,890        $ 126,125

Other current assets                                      61,223           51,192

Property, plant and equipment, net                        17,795           17,621

Intangibles, net                                         169,900          172,833

Other assets                                               8,052            3,153

Total assets                                           $ 352,860        $ 370,924



Current liabilities                                    $  22,478        $  17,006

Noncurrent liabilities                                         -                -

Division equity                                          330,382          353,918

Total liabilities and division equity                  $ 352,860        $ 370,924


Please call Genzyme's corporate communications department at 1-617-252-7570 for additional information.